

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2019

Melvin Pereira
Chief Executive Officer
MESO NUMISMATICS, INC.
3265 Johnson Avenue
Suite 213
Riverdale, NY 10463

> **Re: MESO NUMISMATICS, INC.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 14, 2019**
> **File No. 000-56010**

Dear Mr. Pereira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10

Financial Statements for the Nine Months Ended September 30, 2018 and 2017
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. You state in your response to comment 9 that you removed the references to licensing agreements, contracts to perform pilot studies and warranties; however, references to these items continue to be presented on pages 19 and F-8. Since your response indicates you do not have any licensing agreements, contracts to perform pilot studies, or warranties, please remove the references to these items from your filing.

Going Concern, page F-11

2.   You project that you will need $750,000 to fund basic operations for the next twelve
        months. Please revise your disclosures here, and in liquidity and capital resources on page
        14, to briefly identify the types of cash expenditures and relative amount needed that
        comprise the $750,000. For example, if this primarily relates to anticipated rent and
        salary expenses, you should clearly state as such. If this amount includes costs for items
        other than "basic operations", please clarify this in your disclosure.

Financial Statements for the Years Ended December 31, 2017 and 2016
Report of Independent Registered Public Accounting Firm, page F-25

3.   We note the revision made to the audit report in response to comment 11. As previously
        requested, please have your auditors revise their reference to the "2018 consolidated
        financial statements" in the paragraph describing the restatement of the 2017 financial
        statements. Specifically, the reference should be to the "2017 consolidated financial
        statements."

Note 2 – Summary of Significant Accounting Polices
Business Combinations, page F-35

4.   We have reviewed your responses and the revisions made to address comments 5, 6 and
        12. Please tell us why you believe Pure Hospitality Solutions, Inc. and Meso
        Numismatics, Corp. first came under common control on June 30, 2017. As part of your
        response, please tell us the significant shareholders of Meso Numismatics and their
        relative ownership as of November 16, 2016, the date of the Merger Agreement filed as
        Exhibit 2.1 to your Form 10, and if different as of June 29, 2017. Additionally, clearly
        explain to us how the relative ownership changed on June 30, 2017 to result in Mr. Pereira
        obtaining control of Meso Numismatics on June 30, 2017. We may have further
        comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products